

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2005

Mr. Joseph C. Horvath, CFO
TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, PA 17201-1778

Re: **TB Woods Corporation**
        File No. 1-14056
        Form 10-K filed 3/29/05

Dear Mr. Horvath:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Nilima N. Shah,
                         Branch Chief